OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   4)*

ALPHANET SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

020787 10 7

(CUSIP Number)

June 25, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12/02)	Page 1 of 6 pages

CUSIP No. 020787 10 7	13G

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Stan Gang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

Page 2 of 6 pages

CUSIP No. 020787 10 7	13G

Item 1(a)	Name of Issuer: The issuer of the securities to which this statement relates is AlphaNet Solutions, Inc., a New Jersey corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive offices are located at 7 Ridgedale Avenue, Cedar Knolls, New Jersey 07927.

Item 2(a)	Name of Person Filing: The person filing this statement is Stan Gang.

Item 2(b)	Name of Principal Business Office or, if none, Residence: The principal business office of Stan Gang is located at 7 Ridgedale Avenue, Cedar Knolls, New Jersey 07927.

Item 2(c)	Citizenship: Stan Gang is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities: The title of the class of securities is common stock, $0.01 par value.

Item 2(e)	CUSIP Number: The CUSIP number is 020787 10 7.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

Page 3 of 6 pages

CUSIP No. 020787 10 7	13G

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)		Amount beneficially owned: 0

	(b)		Percent of class: 0.0%

	(c)		Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 0

Page 4 of 6 pages

CUSIP No. 020787 10 7	13G

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
As of June 24, 2003, Stan Gang was the beneficial owner of 1,967,300 shares of common stock of the Issuer, representing approximately 30.8% of the outstanding common stock of the Issuer.
CIBER, Inc., a Delaware corporation (“CIBER”), CIBER Acquisition Corporation, a New Jersey corporation wholly-owned by CIBER (“CIBER Acquisition”), and the Issuer entered into an Agreement and Plan of Merger dated as of April 21, 2003, as amended (the “Merger Agreement”). The Merger Agreement provides, among other things, for the Issuer to be merged with CIBER Acquisition, with the Issuer to be the surviving corporation and a wholly-owned subsidiary of CIBER (the “Merger”).
CIBER, Stan Gang, and Fallen Angel Equity Fund, L.P. entered into a Voting and Option Agreement dated as of April 21, 2003 (the “Voting Agreement”). Under the terms of the Voting Agreement, Stan Gang, owning 1,967,300 shares of common stock of the Issuer (the “Shares”), agreed to vote the Shares in favor of the Merger and against any other merger, consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution and the like, and agreed not to solicit or facilitate any such other transaction.
On June 25, 2003, at a special meeting of shareholders of the Issuer, the shareholders of the Issuer approved the Merger Agreement and the Merger. Pursuant to the approval, all of Stan Gang’s Shares became the right to receive $4.05 per share.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. The certifications regarding §240.13d-1(b) and (c) are not applicable.

Page 5 of 6 pages

CUSIP No. 020787 10 7	13G

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2003	BY: STAN GANG —————————————— Stan Gang

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

        ATTENTION:   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Page 6 of 6 pages